January 19, 2016

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Washington, D.C. 20549-4628

Re:	Dominion Diamond Corporation
Form 40-F for the Fiscal Year Ended January 31, 2015
Filed April 20, 2015
File No. 001-33838

Dear Ms. Jenkins:

As requested in your letter to Dominion Diamond Corporation (“the Company”) dated January 6, 2016, please find below a detailed response to your comments. We have incorporated each of your comments, followed by our response.

Form 40-F for the Fiscal Year Ended January 31, 2015
Exhibit 99.6 – Highlights, page 1
Management’s Discussion and Analysis, Page 5
Non-IFRS Measures, page 23

Comment 1:
The non-IFRS measures you call EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDA margin appear to also exclude other amounts such as exploration costs and foreign exchange gain (loss). In future filings, please revise the titles used for these non-IFRS measures here and elsewhere throughout the filing to better convey what they represent. One choice may be to title them adjusted EBITDA and adjusted EBITDA margin. Please also clearly disclose in future filings that exploration costs and foreign exchange gain (loss) are excluded from these non-IFRS measures and explain why. Please provide us your proposed disclosure revisions.

Our response:
In future filings, the Company will amend its disclosures to include EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin. We have provided below the Company’s proposed revised disclosure to clearly identify that impairment charges, if any, exploration costs, and foreign exchange gains (losses) are excluded from Adjusted EBITDA and Adjusted EBITDA margin.

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EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin
The term “EBITDA” is a non-IFRS financial measure, which is defined as earnings before interest expense (income), income taxes and depreciation and amortization. EBITDA margin is calculated by dividing EBITDA by total sales for the period.

The Company has also disclosed Adjusted EBITDA, which removes the effects of impairment charges, foreign exchange gains (losses) and exploration costs from EBITDA. Impairment charges and foreign exchange gains or losses, both of which are non-cash, are not reflective of the Company’s ability to generate liquidity by producing operating cash flow. Exploration costs do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. The Company believes that these adjustments will result in more meaningful valuation measures for investors and analysts to evaluate our performance and assess our ability to generate liquidity. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total sales for the period.

Management believes that EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are important indicators commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability to incur and service debt, and also as a valuation metric. The intent of EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin is to provide additional useful information to investors and analysts, and such measures do not have any standardized meaning under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin differently.

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The following table provides a reconciliation of consolidated and segmented EBITDA and Adjusted EBITDA for the last eight-quarters.

CONSOLIDATED
(expressed in thousands of United States dollars)
(quarterly results are unaudited)
	2015	2015	2015	2015	2014	2014	2014	2014	2015	2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Net profit (loss) from continuing operations	$3,667	$33,620	$24,196	$10,687	$(12,271)	$(6,546)	$(15,842)	$3,172	$72,168	$(31,488)
Finance expense (income)	3,667	2,608	2,273	483	3,062	2,311	16,889	1,938	9,031	24,199
Income tax expense (recovery)	44,647	25,757	13,969	9,533	19,018	2,792	8,655	5,042	93,906	35,505
Depreciation and amortization	44,067	47,898	63,164	38,885	55,228	31,978	32,644	20,211	194,016	140,061
EBITDA	$96,048	$109,883	$103,602	$59,588	$65,037	$30,535	$42,346	$30,363	$369,121	$168,277
Foreign exchange (gains) loss	(2,523)	(1,864)	(816)	947	7,917	(1,122)	2,814	(732)	(4,255)	8,879
Exploration costs	2,110	7,360	6,846	9,044	3,290	7,074	3,145	1,039	25,359	14,550
Adjusted EBITDA	$95,635	$115,379	$109,632	$69,579	$76,244	$36,487	$48,305	$30,670	$390,225	$191,706

DIAVIK DIAMOND MINE SEGMENT
(expressed in thousands of United States dollars)
(quarterly results are unaudited)
	2015	2015	2015	2015	2014	2014	2014	2014	2015	2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Segment net profit (loss)	$(6,845)	$17,186	$18,556	$20,170	$15,621	$3,613	$(2,959)	$13,029	$49,067	$29,304
Finance expense (income)	238	368	382	(2,018)	500	27	14,943	1,479	(1,029)	16,949
Income tax expense (recovery)	16,146	9,985	8,102	6,870	15,939	6,233	6,292	11,931	41,102	40,395
Depreciation and amortization	22,101	20,336	27,435	18,389	28,885	12,434	21,768	19,906	88,262	82,993
EBITDA	$31,640	$47,875	$54,475	$43,411	$60,945	$22,307	$40,044	$46,345	$177,402	$169,641
Foreign exchange (gains) loss	8,637	(554)	166	93	(1,801)	818	1,044	(1,560)	8,341	(1,498)
Exploration costs	(105)	(51)	9	353	145	1,074	2,210	1,039	204	4,469
Adjusted EBITDA	$40,172	$47,270	$54,650	$43,857	$59,289	$24,199	$43,298	$45,824	$185,947	$172,612

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EKATI DIAMOND MINE SEGMENT
(expressed in thousands of United States dollars)
(quarterly results are unaudited)
	2015	2015	2015	2015	2014	2014	2014	2014	2015	2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Segment net profit (loss)	$15,062	$22,930	$13,237	$(4,786)	$(23,022)	$(6,530)	$(4,592)	$(516)	$46,444	$(34,660)
Finance expense (income)	3,429	2,240	1,891	2,501	2,562	2,284	1,946	459	10,060	7,250
Income tax expense (recovery)	31,287	15,772	5,868	2,664	6,084	(1,146)	7,043	(1,018)	55,590	10,963
Depreciation and amortization	21,655	27,269	35,438	20,154	25,892	19,166	10,513	-	104.516	55,572
EBITDA	$71,433	$68,211	$56,434	$20,533	$11,516	$13,774	$14,910	$(1,075)	$216,610	$39,125
Foreign exchange (gains) loss	(11,160)	(1,311)	(982)	854	9,718	(1,940)	1,770	829	(12,596)	10,377
Exploration costs	2,215	7,412	6,837	8,691	3,145	6,000	935	-	25,155	10,080
Adjusted EBITDA	$62,488	$74,312	$62,289	$30,078	$24,379	$17,834	$17,615	$(246)	$229,169	$59,582

CORPORATE SEGMENT
(expressed in thousands of United States dollars)
(quarterly results are unaudited)
	2015	2015	2015	2015	2014	2014	2014	2014	2015	2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Segment net loss	$(4,550)	$(6,496)	$(7,598)	$(4,699)	$(4,870)	$(3,629)	$(8,292)	$(9,341)	$(23,343)	$(26,132)
Income tax recovery	(2,786)	-	-	-	(3,005)	(2,295)	(4,679)	(5,872)	(2,786)	(15,851)
Depreciation and amortization	311	293	291	343	451	378	363	305	1,238	1,496
EBITDA	$(7,025)	$(6,203)	$(7,307)	$(4,356)	$(7,424)	$(5,546)	$(12,608)	$(14,908)	$(24,891)	$(40,487)
Adjusted EBITDA	$(7,025)	$(6,203)	$(7,307)	$(4,356)	$(7,424)	$(5,546)	$(12,608)	$(14,908)	$(24,891)	$(40,487)

Management’s Discussion and Analysis
Segmented Analysis, page 11

Comment 2:
In future filings, please revise your segmented analysis to also discuss separately with quantification the business reasons for changes between periods in the segment profit (loss) before income taxes for each segment and corporate, as shown in your segment footnote on page 71. Please provide us your proposed disclosures.

Our response:
We have provided below the Company’s proposed revised disclosure, to be included in the segment analysis section of the Management’s Discussion and Analysis.

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EKATI DIAMOND MINE (100% SHARE)
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)

	Three months	Three months	Year	Period from
	ended	ended	ended	April 10, 2013 to
	January 31,	January 31,	January 31,	January 31, 2014
	2015	2014	2015
Sales	$159.1	$114.0	$564.2	$399.6
Carats sold (000s)	897	413	2,166	1,327
Cost of sales	117.7	114.3	435.9	392.9
Gross margin	41.4	(0.3)	128.3	6.7
Gross margin (%)	26.1%	(0.3% )	22.7%	1.7%
Average price per carat	177	276	260	301
Selling, general and administrative expense	0.6	1.1	3.6	2.7
Operating profit (loss)	40.8	(1.5)	124.7	4.0
Finance expenses	(3.9)	(2.4)	(11.3)	(7.7)
Exploration costs	(2.2)	(3.1)	(25.2)	(10.1)
Finance and other income	0.4	(0.2)	1.2	0.4
Foreign exchange gain (loss)	11.2	(9.7)	12.6	(12.3)
Segmented profit (loss) before income taxes	46.3	(16.9)	102.0	(25.6)
Cash cost of production(i)	95.7	101.3	349.1	303.9
Adjusted EBITDA (ii)	62.5	24.4	229.2	59.6
Capital expenditures	28.6	30.4	146.8	95.7
(i)	The term “cash cost of production” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.
(ii)	The term “Adjusted EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

Three Months ended January 31, 2015, Compared to Three Months Ended January 31, 2014
Segmented profit (loss) before income taxes
Segmented profit before income taxes during the quarter increased by $63.2 million, which was primarily driven by a combination of increased sales and a $11.2 million foreign exchange gain during Q4 fiscal 2015. Refer to the “Ekati Sales” section above for a detailed explanation.

Year ended January 31, 2015, Compared to Year Ended January 31, 2014
Segmented profit (loss) before income taxes
Segmented profit before income taxes during the fiscal year ended 2015 increased by $127.6 million, which was primarily driven by increased sales during fiscal year 2015. Refer to the “Ekati Sales” section above for a detailed explanation.

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DIAVIK DIAMOND MINE (40% SHARE)
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)
	Three months	Three months	Year	Year
	ended	ended	ended	ended
	January 31,	January 31,	January 31,	January 31,
	2015	2014	2015	2014
Sales	$81.5	$119.2	$351.6	$352.3
Carats sold (000s)	778	1,049	3,014	2,983
Cost of sales	62.1	87.7	249.7	258.0
Gross margin	19.4	31.5	101.9	94.3
Gross margin (%)	23.7%	26.4%	29.0%	26.8%
Average price per carat	105	114	117	118
Selling, general and administrative expense	1.2	1.1	4.1	4.8
Operating profit	18.1	30.4	97.7	89.6
Finance expenses	(0.2)	(1.2)	(2.7)	(19.7)
Exploration costs	0.1	(0.1)	(0.2)	(4.5)
Finance and other income	-	0.7	3.8	2.7
Foreign exchange gain (loss)	(8.6)	1.8	(8.3)	3.4
Segmented profit (loss) before income taxes	9.3	31.6	90.2	71.6
Cash cost of production (i)	36.8	43.3	148.6	162.6
Adjusted EBITDA (ii)	40.2	59.3	185.9	172.6
Capital expenditures	6.3	3.2	21.5	26.6
(i)	The term “cash cost of production” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.
(ii)	The term “Adjusted EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

Three Months ended January 31, 2015, Compared to Three Months Ended January 31, 2014
Segmented profit (loss) before income taxes
Segmented profit before income taxes during the quarter decreased by $22.3 million from the comparable quarter of prior year. The decrease was primarily driven by lower sales during Q4 fiscal 2015. Refer to the “Diavik Sales” section above for a detailed explanation.

Year ended January 31, 2015, Compared to Year Ended January 31, 2014
Segmented profit (loss) before income taxes
Segmented profit before income taxes for the fiscal year ended 2015 increased by $18.6 million, which primarily related to a decline in finance expense. During the comparative fiscal year ended 2014, the Company expensed approximately $14.0 million relating to the cancellation of a credit facility.

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CORPORATE SEGMENT
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)

	Three months	Three months	Year	Year
	ended	ended	ended	ended
	January 31,	January 31,	January 31,	January 31,
	2015	2014	2015	2014
Selling, general and administrative expenses	$7.3	$7.9	$26.1	$42.0
Segmented loss before income taxes	(7.3)	(7.9)	(26.1)	(42.0)
Adjusted EBITDA (i)	(7.0)	(7.4)	(24.9)	(40.5)
(i) The term “Adjusted EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

Three Months ended January 31, 2015, Compared to Three Months Ended January 31, 2014
Segmented profit (loss) before income taxes
Segmented loss before income taxes during the quarter decreased by $0.5 million from the prior year.

Year ended January 31, 2015, Compared to Year Ended January 31, 2014
Segmented profit (loss) before income taxes
Segmented loss before income taxes for fiscal year 2015 decreased by $15.9 million from the prior year, as a result of lower Corporate selling, general and administrative expenses in the current fiscal year. Refer to the “Corporate Selling, General and Administrative Expenses” section above for a detailed explanation.

Closing Comments

We hereby confirm to you the Company’s acknowledgement of the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We look forward to hearing from you. If you have any further questions, please contact me at (867) 669-6106.

Sincerely,
Dominion Diamond Corporation

Ron Cameron
Chief Financial Officer

cc: Audit Committee
cc: KPMG LLP

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